UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 12, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LoJack Corporation
File No. 001-08439 – CF #33245

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LoJack Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.CC to a Form 10-K filed on March 14, 2011, as amended on June 28, 2011, and Exhibit 10.BB to a Form 10-K filed on March 10, 2014.

Based on representations by LoJack Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.CC to Form 10-K filed March 14, 2011 through November 25, 2017
Exhibit 10.BB to Form 10-K filed March 10, 2014 through November 25, 2017

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary